

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

June 30, 2006

Notice

For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

TangerOutlets

Table of Contents

Section

Portfolio Data:

    Geographic Diversification   4
    Property Summary – Occupancy at End of Each Period Shown (1)   5
    Portfolio Occupancy at the End of Each Period (1)   6
    Major Tenants (1)   7
    Lease Expirations as of June 30, 2006   8
    Leasing Activity (1)   9

Financial Data:

    Consolidated Balance Sheets   10
    Consolidated Statements of Operations   11
    FFO and FAD Analysis   12
    Unconsolidated Joint Venture Information   13
    Debt Outstanding Summary   17
    Senior Unsecured Notes Financial Covenants   17
    Future Scheduled Principal Payments   18

Investor Information   19

Geographic Diversification

	As of June 30, 2006		
State	**# of Centers**	**GLA**	**% of GLA**
South Carolina	2	820,511	10%
Georgia	3	818,274	10%
New York	1	729,315	9%
Alabama	2	636,668	8%
Texas	2	620,000	8%
Delaware	1	568,873	7%
Michigan	2	436,751	6%
Tennessee	1	419,038	5%
Utah	1	300,602	4%
Connecticut	1	291,051	4%
Missouri	1	277,883	4%
Iowa	1	277,230	3%
Oregon	1	270,280	3%
Illinois	1	256,514	3%
Pennsylvania	1	255,152	3%
Louisiana	1	243,499	3%
New Hampshire	1	227,998	3%
Florida	1	198,924	3%
North Carolina	2	186,458	2%
California	1	109,600	1%
Maine	2	84,313	1%
Total (1)	29	8,028,934	100%

(1)   Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and three centers totaling 293,462 square feet for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 6/30/06

TangerOutlets

Property Summary – Occupancy at End of Each Period Shown (1)

Location	Total GLA 6/30/06	% Occupied 6/30/06	% Occupied 3/31/06	% Occupied 12/31/05	% Occupied 9/30/05	% Occupied 6/30/05
Riverhead, NY	729,315	99%	98%	99%	100%	99%
Rehoboth, DE	568,873	99%	98%	99%	99%	100%
Foley, AL	557,093	96%	94%	97%	98%	99%
San Marcos, TX	442,510	99%	97%	100%	99%	99%
Myrtle Beach, SC	427,417	94%	91%	93%	90%	93%
Sevierville, TN	419,038	100%	100%	100%	100%	100%
Hilton Head, SC	393,094	84%	81%	88%	87%	90%
Commerce II, GA	338,656	99%	98%	97%	99%	99%
Howell, MI	324,631	100%	95%	99%	98%	96%
Park City, UT	300,602	100%	100%	100%	99%	99%
Locust Grove, GA	293,868	94%	95%	100%	99%	98%
Westbrook, CT	291,051	92%	90%	94%	92%	92%
Branson, MO	277,883	100%	99%	100%	100%	100%
Williamsburg, IA	277,230	97%	99%	100%	99%	96%
Lincoln City, OR	270,280	98%	99%	94%	94%	92%
Tuscola, IL	256,514	70%	70%	75%	76%	76%
Lancaster, PA	255,152	100%	99%	100%	100%	99%
Gonzales, LA	243,499	100%	100%	100%	98%	100%
Tilton, NH	227,998	99%	97%	100%	96%	96%
Fort Myers, FL	198,924	94%	91%	95%	91%	91%
Commerce I, GA	185,750	93%	87%	90%	90%	86%
Terrell, TX	177,490	99%	99%	100%	99%	99%
West Branch, MI	112,120	98%	98%	100%	100%	97%
Barstow, CA	109,600	95%	95%	95%	93%	98%
Blowing Rock, NC	104,280	100%	100%	100%	100%	100%
Nags Head, NC	82,178	100%	97%	100%	98%	100%
Boaz, AL	79,575	92%	92%	95%	95%	95%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
Kittery II, ME	24,619	100%	100%	100%	100%	100%
Pigeon Forge, TN	n/a	n/a	n/a	99%	95%	96%
North Branch, MN	n/a	n/a	n/a	100%	100%	100%
Total	8,028,934	96%	95%	97%	96%	97%

(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and three centers totaling 293,462 square feet for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 6/30/06

TangerOutlets

Portfolio Occupancy at the End of Each Period (1)



(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and three centers totaling 293,462 square feet for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 6/30/06

TangerOutlets

Major Tenants (1)

Ten Largest Tenants As of June 30, 2006			
Tenant	**# of Stores**	**GLA**	**% of Total GLA**
The Gap, Inc.	57	568,056	7.1%
Phillips-Van Heusen	90	432,039	5.4%
Liz Claiborne	39	306,929	3.8%
VF Factory Outlet	30	266,524	3.3%
Adidas	32	256,671	3.2%
Dress Barn, Inc.	32	218,858	2.7%
Carter's	42	207,931	2.6%
Polo Ralph Lauren	23	188,628	2.4%
Jones Retail Corporation	64	182,323	2.3%
Brown Group Retail, Inc.	38	163,398	2.0%
Total of All Listed Above	447	2,791,357	34.8%

(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and three centers totaling 293,462 square feet for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 6/30/06

TangerOutlets

Lease Expirations as of June 30, 2006

Percentage of Total Gross Leasable Area (1)



Percentage of Total Annualized Base Rent (1)



(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and three centers totaling 293,462 square feet center for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 6/30/06

TangerOutlets

Leasing Activity (1)

	03/31/06	06/30/06	09/30/06	12/31/06	Year to Date	Prior Year to Date
Re-tenanted Space:						
Number of leases	60	44			104	74
Gross leasable area	220,484	150,083			370,567	322,186
New base rent per square foot	$17.98	$21.32			$19.33	$16.95
Prior base rent per square foot	$15.48	$16.47			$15.88	$16.28
Percent increase in rent per square foot	16.1%	29.5%			21.7%	4.1%
New average base rent per square foot	$18.61	$22.15			$20.04	Not available
Prior average base rent per square foot	$15.35	$16.21			$15.70	Not available
Percent increase in average rent per square foot	21.2%	36.7%			27.7%	Not available
Renewed Space:						
Number of leases	220	69			289	243
Gross leasable area	942,601	316,120			1,258,721	1,073,851
New base rent per square foot	$17.71	$16.22			$17.34	$16.99
Prior base rent per square foot	$16.37	$14.72			$15.96	$15.74
Percent increase in rent per square foot	8.2%	10.2%			8.7%	7.9%
New average base rent per square foot	$17.91	$16.38			$17.53	Not available
Prior average base rent per square foot	$16.03	$14.37			$15.62	Not available
Percent increase in average rent per square foot	11.7%	14.0%			12.2%	Not available
Total Re-tenanted and Renewed Space:						
Number of leases	280	113			393	317
Gross leasable area	1,163,085	466,203			1,629,288	1,396,037
New base rent per square foot	$17.76	$17.86			$17.79	$16.98
Prior base rent per square foot	$16.20	$15.28			$15.94	$15.87
Percent increase in rent per square foot	9.6%	16.9%			11.6%	7.0%
New average base rent per square foot	$18.05	$18.24			$18.10	Not available
Prior average base rent per square foot	$15.90	$14.96			$15.63	Not available
Percent increase in average rent per square foot	13.5%	21.9%			15.8%	Not available

(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and three centers totaling 293,462 square feet for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 6/30/06

TangerOutlets

Consolidated Balance Sheets (dollars in thousands)

	6/30/06	3/31/06	12/31/05	9/30/05	6/30/05
Assets					
Rental property					
Land	$119,876	$119,969	$120,715	$113,284	$113,284
Buildings	1,017,245	1,005,300	1,004,545	960,105	956,440
Construction in progress	51,260	32,459	27,606	8,797	6,044
Total rental property	1,188,381	1,157,728	1,152,866	1,082,186	1,075,768
Accumulated depreciation	(266,958)	(257,256)	(253,765)	(247,179)	(237,688)
Total rental property – net	921,423	900,472	899,101	835,007	838,080
Cash & cash equivalents	1,785	2,153	2,930	6,219	3,543
Short-term investments	--	--	--	20,000	--
Assets held for sale	--	--	2,637	--	--
Investments in unconsolidated joint ventures	15,130	14,960	13,020	6,913	6,764
Deferred charges – net	56,867	59,497	64,555	52,873	54,818
Other assets	27,008	38,148	18,362	19,982	15,021
Total assets	$1,022,213	$1,015,230	$1,000,605	$940,994	$918,226
Liabilities, minority interests & shareholders' equity					
Liabilities					
Debt					
Senior, unsecured notes, net of discount	$349,132	$349,115	$349,099	$100,000	$100,000
Mortgages payable, including premium	198,177	199,662	201,233	281,069	290,197
Unsecured note	53,500	53,500	53,500	53,500	53,500
Unsecured lines of credit	49,800	47,100	59,775	--	45,330
Total debt	650,609	649,377	663,607	434,569	489,027
Construction trade payables	22,372	14,247	13,464	8,294	9,231
Accounts payable & accruals	22,095	21,434	23,954	14,849	16,984
Total liabilities	695,076	685,058	701,025	457,712	515,242
Minority interests					
Consolidated joint venture	--	--	--	227,234	225,103
Operating partnership	53,541	54,124	49,366	42,220	31,963
Total minority interests	53,541	54,124	49,366	269,454	257,066
Shareholders' equity					
Preferred shares	75,000	75,000	55,000	--	--
Common shares	310	309	307	307	277
Paid in capital	332,103	330,545	338,688	349,287	278,811
Distributions in excess of net income	(142,497)	(136,853)	(140,738)	(130,955)	(126,436)
Deferred compensation	--	--	(5,501)	(5,930)	(6,372)
Accum. other compreh. income (loss)	8,680	7,047	2,458	1,119	(362)
Total shareholders' equity	273,596	276,048	250,214	213,828	145,918
Total liabilities, minority interests & shareholders' equity	$1,022,213	$1,015,230	$1,000,605	$940,994	$918,226

Supplemental Operating and Financial Data for the
Quarter Ended 6/30/06

TangerOutlets

Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	06/06	03/06	12/05	09/05	06/05	06/06	06/05
Revenues							
Base rentals	$ 33,879	$ 32,965	$33,855	$33,311	$32,845	$ 66,844	$ 64,061
Percentage rentals	1,398	1,158	2,418	1,794	1,254	2,556	2,134
Expense reimbursements	13,747	12,720	15,255	13,925	12,296	26,467	26,235
Other income	1,504	1,355	2,098	1,563	1,182	2,859	2,112
Total revenues	50,528	48,198	53,626	50,593	47,577	98,726	94,542
Expenses							
Property operating	15,995	14,765	17,347	15,554	14,143	30,760	29,843
General & administrative	4,077	4,081	3,509	3,578	3,711	8,158	6,754
Depreciation & amortization	13,593	15,950	12,246	11,923	11,243	29,543	23,996
Total expenses	33,665	34,796	33,102	31,055	29,097	68,461	60,593
Operating income	16,863	13,402	20,524	19,538	18,480	30,265	33,949
Interest expense (1)	9,890	10,034	18,600	7,932	8,167	19,924	16,395
Income before equity in earnings of unconsolidated joint ventures, minority interests, discontinued operations and loss on sale of real estate excluded from discontinued operations	6,973	3,368	1,924	11,606	10,313	10,341	17,554
Equity in earnings of unconsolidated joint ventures	285	147	165	255	268	432	459
Minority interests:							
Consolidated joint venture	--	--	(3,832)	(6,860)	(6,727)	--	(13,351)
Operating partnership	(969)	(381)	379	(881)	(700)	(1,350)	(846)
Income (loss) from continuing operations	6,289	3,134	(1,364)	4,120	3,154	9,423	3,816
Discontinued operations (2)	--	11,713	1,489	293	326	11,713	578
Income before loss on sale of real estate	6,289	14,847	125	4,413	3,480	21,136	4,394
Loss on sale of real estate excluded from discontinued operations	--	--	--	--	--	--	(3,843)
Net income	6,289	14,847	125	4,413	3,480	21,136	551
Less applicable preferred share dividends	(1,406)	(1,215)	(538)	--	--	(2,621)	--
Net income (loss) available to common shareholders	$ 4,883	$ 13,632	$ (413)	$ 4,413	$3,480	$ 18,515	$ 551
Basic earnings per common share:							
Income (loss) from continuing operations	$ .16	$ .06	$ (.06)	$ .15	$ .12	$ .22	$ --
Net income (loss)	$ .16	$ .45	$ (.01)	$ .16	$ .13	$ .61	$ .02
Diluted earnings per common share:							
Income (loss) from continuing operations	$ .16	$ .06	$ (.06)	$ .14	$ .11	$ .22	$ --
Net income (loss)	$ .16	$ .44	$ (.01)	$ .15	$ .13	$ .60	$ .02
Weighted average common shares:							
Basic	30,593	30,531	30,452	28,374	27,357	30,562	27,330
Diluted	30,915	30,861	30,753	28,680	27,576	30,889	27,546

(1) Three months ended December 31, 2005 includes prepayment premium and deferred loan cost write off of $9.9 million.

(2) In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", the results of operations for properties sold for which we have no significant continuing involvement, including any gain or loss on such sales, and properties classified as assets held for sale, have been reported above as discontinued operations for both the current and prior periods presented.

Supplemental Operating and Financial Data for the
Quarter Ended 6/30/06

TangerOutlets

FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	06/06	03/06	12/05	09/05	06/05	06/06	06/05
Funds from operations:							
Net income	$ 6,289	$ 14,847	$ 125	$ 4,413	$ 3,480	$ 21,136	$ 551
Adjusted for -							
Minority interest in operating partnership	969	381	(379)	881	700	1,350	846
Minority interest adjustment consolidated joint venture	--	--	234	(441)	(277)	--	(108)
Minority interest, depreciation and amortization in discontinued operations	--	2,444	480	247	249	2,444	482
Depreciation and amortization uniquely significant to real estate – wholly owned	13,526	15,885	12,181	11,856	11,181	29,411	23,880
Depreciation and amortization uniquely significant to real estate – joint ventures	379	379	379	375	370	758	739
(Gain) loss on sale of real estate	--	(13,833)	--	--	--	(13,833)	3,843
Preferred share dividend	(1,406)	(1,215)	(538)	--		(2,621)	--
Funds from operations	$ 19,757	$ 18,888	$ 12,482	$ 17,331	$ 15,703	$ 38,645	$30,233
Funds from operations per share	$.53	$.51	$.34	$.50	$.47	$1.05	$.90
Funds available for distribution:							
Funds from operations	$ 19,757	$ 18,888	$ 12,482	$ 17,331	$ 15,703	$ 38,645	$30,233
Adjusted For -							
Corporate depreciation excluded above	66	65	66	66	62	131	117
Amortization of finance costs	298	298	276	323	341	596	696
Early extinguishment of debt	--	--	9,866	--	--	--	--
Amortization of share compensation	661	481	429	426	468	1,142	710
Straight line rent adjustment	(601)	(464)	(393)	(706)	(539)	(1,065)	(651)
Market rent adjustment	(348)	(458)	(158)	76	(613)	(806)	(659)
Market rate interest adjustment	(581)	(568)	(609)	(652)	(643)	(1,149)	(1,272)
2nd generation tenant allowances	(2,017)	(1,650)	(2,130)	(1,290)	(2,346)	(3,667)	(6,808)
Capital improvements	(2,913)	(2,424)	(1,572)	(1,841)	(2,231)	(5,337)	(3,183)
Consolidated joint venture minority interest share of adjustments	--	--	(234)	441	277	--	108
Funds available for distribution	$14,322	$14,168	$18,023	$14,174	$10,479	$28,490	$19,291
Funds available for distribution per share	$.39	$.38	$.49	$.41	$.31	$.77	$.57
Dividends paid per share	$.34	$.3225	$.3225	$.3225	$.3225	$.6625	$.635
FFO payout ratio	64%	63%	95%	65%	69%	63%	71%
FAD payout ratio	87%	85%	66%	79%	104%	86%	111%
Diluted weighted average common shs.	36,982	36,928	36,820	34,747	33,643	36,956	33,613

TangerOutlets

Unconsolidated Joint Venture Information – All
Summary Balance Sheets (dollars in thousands)

	6/30/06	3/31/06	12/31/05	09/30/05	6/30/05	Tanger's Share as of 6/30/06 (1)
Assets						
Investment properties at cost – net	$37,474	$64,463	$64,915	$65,489	$67,446	$18,737
Construction in progress	65,298	26,562	15,734	96	--	28,030
Cash and cash equivalents	2,926	5,284	6,355	4,171	4,253	1,306
Deferred charges – net	1,805	1,729	1,548	1,340	1,433	902
Other assets	13,220	10,647	6,690	6,073	4,245	4,935
Total assets	$120,723	$108,685	$95,242	$77,169	$77,377	$53,910
Liabilities & Owners' Equity						
Mortgage payable	$77,380	$69,323	$61,081	$61,066	$61,024	$34,511
Member loans payable	--	--	--	550	--	--
Construction trade payables	9,665	6,646	6,588	215	477	4,833
Accounts payable & other liabilities	858	1,035	1,177	1,239	1,956	401
Total liabilities	87,903	77,004	68,846	63,070	63,457	39,745
Owners' equity	32,820	31,681	26,396	14,099	13,920	14,165
Total liabilities & owners' equity	$120,723	$108,685	$95,242	$77,169	$77,377	$53,910

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	06/06	03/06	12/05	09/05	06/05	06/06	06/05
Revenues	$3,171	$2,657	$2,730	$2,735	$2,933	$5,828	$5,444
Expenses							
Property operating	1,202	1,030	1,050	888	1,067	2,232	2,041
General & administrative	66	7	5	4	15	73	15
Depreciation & amortization	788	786	789	777	769	1,574	1,536
Total expenses	2,056	1,823	1,844	1,669	1,851	3,879	3,592
Operating income	1,115	834	886	1,066	1,082	1,949	1,852
Interest expense	578	569	586	584	574	1,147	991
Net income	$537	$265	$300	$482	$508	$802	$861
Tanger's share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$952	$810	$837	$922	$925	$1,762	$1,694
Net income	$285	$147	$165	$255	$268	$432	$459
Depreciation (real estate related)	$379	$379	$379	$375	$370	$758	$739

TangerOutlets

Unconsolidated Joint Venture Information – TWMB Associates, LLC
Summary Balance Sheets (dollars in thousands)

	06/30/06	03/31/06	12/31/05	09/30/05	06/30/05	Tanger's Share as of 06/30/06
Assets						
Investment properties at cost – net	$37,474	$38,137	$38,817	$39,486	$40,119	$18,737
Cash and cash equivalents	1,761	2,093	1,993	2,268	2,080	881
Deferred charges – net	1,119	1,159	1,257	1,339	1,432	560
Other assets	3,020	2,473	1,760	1,731	1,977	1,510
Total assets	$43,374	$43,862	$43,827	$44,824	$45,608	$21,688
Liabilities & Owners' Equity						
Mortgage payable	$35,800	$35,800	$35,800	$35,800	$35,800	$17,900
Construction trade payables	174	174	184	215	477	87
Accounts payable & other liabilities	541	491	176	694	1,411	271
Total liabilities	36,515	36,465	36,160	36,709	37,688	18,258
Owners' equity	6,859	7,397	7,667	8,115	7,920	3,430
Total liabilities & owners' equity	$43,374	$43,862	$43,827	$44,824	$45,608	$21,688

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	06/06	03/06	12/05	09/05	06/05	06/06	06/05
Revenues	$2,976	$2,657	$2,730	$2,735	$2,933	$5,633	$5,444
Expenses							
Property operating	1,035	1,030	1,050	888	1,067	2,065	2,041
General & administrative	20	7	5	4	15	27	15
Depreciation & amortization	788	786	789	777	769	1,574	1,536
Total expenses	1,843	1,823	1,844	1,669	1,851	3,666	3,592
Operating income	1,133	834	886	1,066	1,082	1,967	1,852
Interest expense	578	569	586	584	574	1,147	991
Net income	$555	$265	$300	$482	$508	$820	$861
Tanger's share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$961	$810	$837	$922	$925	$1,771	$1,694
Net income	$292	$147	$165	$255	$268	$439	$459
Depreciation (real estate related)	$379	$379	$379	$375	$370	$758	$739

Supplemental Operating and Financial Data for the
Quarter Ended 6/30/06

TangerOutlets

Unconsolidated Joint Venture Information – Tanger Wisconsin Dells, LLC
Summary Balance Sheets (dollars in thousands)

	06/30/06	03/31/06	12/31/05	09/30/05	06/30/05	Tanger's Share as of 06/30/06
Assets						
Construction in progress	$37,582	$26,562	$15,734	$ 96	$ --	$18,791
Cash and cash equivalents	220	18	2,305	291	100	110
Deferred charges – net	685	569	290	--	--	343
Other assets	148	18	12	263	--	74
Total assets	$38,635	$27,167	$18,341	$ 650	$100	$19,318
Liabilities & Owners' Equity						
Mortgage payable	$16,508	$8,194	$ --	$ --	$ --	$8,254
Member loans payable	--	--	--	550	--	--
Construction trade payables	9,491	6,472	6,404	--	--	4,746
Accounts payable & other liabilities	147	1	458	--	--	73
Total liabilities	26,146	14,667	6,862	550	--	13,073
Owners' equity	12,489	12,500	11,479	100	100	6,245
Total liabilities & owners' equity	$38,635	$27,167	$18,341	$ 650	$100	$19,318

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	06/06	03/06	12/05	09/05	06/05	06/06	06/05
Revenues	$162	$--	$--	$--	$--	$162	$--
Expenses							
Property operating	167	--	--	--	--	167	--
General & administrative	6	--	--	--	--	6	--
Depreciation & amortization	--	--	--	--	--	--	--
Total expenses	173	--	--	--	--	173	--
Operating income	(11)	--	--	--	--	(11)	--
Interest expense	--	--	--	--	--	--	--
Net loss	$(11)	$--	$--	$--	$--	$(11)	$--
Tanger's share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$(5)	$--	$--	$--	$--	$(5)	$--
Net loss	$(5)	$--	$--	$--	$--	$(5)	$--
Depreciation (real estate related)	$--	$--	$--	$--	$--	$--	$--

TangerOutlets

Unconsolidated Joint Venture Information – Deer Park Enterprise, LLC
Summary Balance Sheets (dollars in thousands)

	06/30/06	03/31/06	12/31/05	09/30/05	06/30/05	Tanger's Share as of 06/30/06
Assets						
Investment in properties at cost - net	$ --	$26,326	$26,098	$ 26,003	$ 27,327	$ --
Construction in progress	27,716	--	--	--	--	9,239
Cash and cash equivalents	945	3,173	2,057	1,612	2,073	315
Deferred charges – net	1	1	1	1	1	--
Other assets	10,052	8,156	4,918	4,079	2,268	3,351
Total assets	$38,714	$37,656	$33,074	$31,695	$31,669	$12,905
Liabilities & Owners' Equity						
Mortgage payable	$25,072	$25,329	$25,281	$25,266	$25,224	$ 8,357
Accounts payable & other liabilities	170	543	543	545	545	57
Total liabilities	25,242	25,872	25,824	25,811	25,769	8,414
Owners' equity	13,472	11,784	7,250	5,884	5,900	4,491
Total liabilities & owners' equity	$38,714	$37,656	$33,074	$31,695	$31,669	$12,905

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	06/06	03/06	12/05	09/05	06/05	06/06	06/05
Revenues	$33	$--	$--	$--	$--	$33	$--
Expenses							
Property operating	--	--	--	--	--	--	--
General & administrative	40	--	--	--	--	40	--
Depreciation & amortization	--	--	--	--	--	--	--
Total expenses	40	--	--	--	--	40	--
Operating income	(7)	--	--	--	--	(7)	--
Interest expense	--	--	--	--	--	--	--
Net loss	$(7)	$--	$--	$--	$--	$(7)	$--
Tanger's share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$(2)	$--	$--	$--	$--	$(2)	$--
Net loss	$(2)	$--	$--	$--	$--	$(2)	$--
Depreciation (real estate related)	$--	$--	$--	$--	$--	$--	$--

Supplemental Operating and Financial Data for the
Quarter Ended 6/30/06

TangerOutlets

Debt Outstanding Summary (dollars in thousands)

As of June 30, 2006			
	Principal Balance	**Interest Rate**	**Maturity Date**
Mortgage debt			
Blowing Rock, NC	$9,113	8.860%	09/01/10
Nags Head, NC	6,184	8.860%	09/01/10
COROC Holdings, LLC, including centers located in Rehoboth Beach, DE; Foley, AL; Myrtle Beach (Hwy 501), SC; Hilton Head, SC; Park City, UT; Westbrook, CT; Lincoln City, OR; Tuscola, IL; Tilton, NH	178,256	6.590%	07/10/08
Net debt premium, COROC Holdings, LLC (1)	4,623		
Total mortgage debt	198,176		
Corporate debt			
Unsecured term loan	53,500	Libor + 0.85%	03/26/08
Unsecured credit facilities	49,800	Libor + 0.85%	(2)
2008 Senior unsecured notes	100,000	9.125%	02/15/08
2015 Senior unsecured notes	250,000	6.15%	11/15/15
Net discount, senior unsecured notes	(867)		
Total corporate debt	452,433		
Total debt	$650,609		

Senior Unsecured Notes Financial Covenants (3)

As of June 30, 2006			
	Required	**Actual**	**Compliance**
Total Consolidated Debt to Adjusted Total Assets	60%	51%	Yes
Total Secured Debt to Adjusted Total Assets	40%	16%	Yes
Total Unencumbered Assets to Unsecured Debt	135%	149%	Yes
Consolidated Income Available for Debt Service to Annual Debt Service Charge	2.00	3.48	Yes

(1) Represents a net premium on mortgage debt related to the Charter Oak acquisition.
(2) The unsecured credit facilities expire at various times from June 30, 2008 to June 30, 2009.
(3) For a complete listing of all Debt Covenants related to the Company's Senior Unsecured Notes, as well as definitions of the above terms, please refer to the Company's filings with the Securities and Exchange Commission.

TangerOutlets

Future Scheduled Principal Payments (dollars in thousands)

	As of June 30, 2006		
Year	Scheduled Amortization Payments	Balloon Payments	Total Scheduled Payments
2006	$1,941	$--	$1,941
2007	4,121	--	4,121
2008	2,688	363,651	366,339
2009	394	10,000	10,394
2010	181	13,878	14,059
2011	--	--	--
2012	--	--	--
2013	--	--	--
2014	--	--	--
2015 & thereafter		250,000	250,000
	$9,325	$637,529	$646,854
Net Premium on Debt			3,755
			$650,609

Supplemental Operating and Financial Data for the
Quarter Ended 6/30/06

TangerOutlets

Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 6825
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
             3200 Northline Avenue
             Suite 360
             Greensboro, NC 27408

Supplemental Operating and Financial Data for the
Quarter Ended 6/30/06

TangerOutlets